Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

March 28, 2022

Samantha Brutlag, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Listed Funds Trust (File Nos. 333-180871 and 811-22700)

Dear Ms. Brutlag:

This letter responds to comments relating to Post-Effective Amendment No. 220 (“PEA No. 220”) to the registration statement on Form N-1A of Exchange Listed Funds Trust (the “Registrant”). PEA No. 220 was filed on January 31, 2022 for the purpose of reflecting revisions to the principal investment strategies of the Saba Closed-End Funds ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Registrant’s responses.

1.	Comment. Please provide the completed fee table, expense example, and performance information for the Fund at least one week before the registration statement becomes effective.

Response. Registrant represents that the requested information has been provided under separate cover.

2.	Comment. Please confirm that the fee table reflects applicable short sale expenses.

Response. Registrant confirms that the fee table reflects applicable short sale expenses.

3.	Comment. Please consider reordering the principal risks of the Fund so that the most significant risks are disclosed first (see ADI 2019-08).

Response. Registrant notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. Registrant also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, Registrant respectfully declines to reorder the principal risks at this time.

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Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

March 28, 2022

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum